Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to (i) the Amended and Restated 1997 Equity Participation Plan of Owens-Illinois, Inc., (ii) the Second Amended and Restated Owens-Illinois, Inc. 2005 Incentive Award Plan, (iii) the Owens-Illinois, Inc. Amended and Restated 2017 Incentive Award Plan, (iv) the Seventh Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan and (v) the Eighth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program of our reports dated February 21, 2020 with respect to the consolidated financial statements and schedule of O-I Glass, Inc. and the effectiveness of internal control over financial reporting of O-I Glass, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP

Toledo, Ohio
February 21, 2020